UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     The Aegis Consumer Funding Group, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00760G 10 4
                                 (CUSIP Number)

                              III Offshore Advisors
                                 191 Manor Drive
                                     Suite 3
                               Stateline, NV 89449
                                 (702) 588-9453

                     High Risk Opportunities Hub Fund, Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement: ____ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

III Offshore Advisors ("III") and High Risk Opportunities Hub Fund Ltd. ("HRO")

2. Check the appropriate box if a member of a group.* (a) ___ (b)_X_

3. SEC use only.

4. Source of funds.*

WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

6. Citizenship or place of organization.

III is a Nevada general partnership. HRO is a Cayman Islands limited liability company.

7. Number of shares beneficially owned by each reporting person with sole voting power.

813,204 shares of common stock owned directly by HRO with III acting as investment advisor. 15,957,797 shares of common stock owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

**PLEASE SEE EXHIBIT "A" ATTACHED HEREWITH FOR FORMULA USED IN DETERMINING COMMON STOCK OWNED INDIRECTLY THROUGH SERIES C PREFERRED STOCK- the percentage owned will vary over time with changes in the stock price.**

8. Number of shares beneficially owned by each reporting person with shared voting power.

None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

813,204 shares of common stock owned directly by HRO with III acting as investment advisor. 15,957,797 shares of common stock owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

None

11. Aggregate amount beneficially owned by each reporting person.

813,204 shares of common stock owned by HRO with III acting as investment advisor. 15,957,797 shares of common stock owned indirectly through Series C Preferred Stock by HRO with III acting as investment advisor.

12. Check box if the aggregate amount in Row (11) excludes certain shares.*

Not applicable

13. Percent of class presented by amount in Row (11).

 2.7%  (813,204/30,000,000) - directly owned by HRO
47.57% (15,957,797/33,545,014) - indirectly owned by HRO
49.99% (16,771,001/33,545,014) - direct and indirect owned by HRO

14. Type of reporting person.*

III - PN           HRO - CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement relates to shares of common stock (CUSIP No. 00760G 10 4) of The Aegis Consumer Funding Group, Inc. a Delaware corporation (the "Company"), whose executive officers are located at 200 North Cobb Parkway, Suite 428, Marietta, GA. 30062.

Item 2.  Identity and Background

             (a) The names of the entities filing this statement are III Offshore Advisors ("III"), a Nevada general partnership and The High Risk Opportunities HUB Fund Ltd. ("HRO"), a Cayman Island limited liability company, and this statement is being filed on behalf of both of them.

             (b) III's address is P.O. Box 1340, Zephyr Cove, Nevada 89448; HRO's address is c/o Admiral Administration, P.O. Box 32021 SMB, Anchorage Center- 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

             (c) III is registered CTA and investment advisor to several offshore funds. HRO is an offshore investment vehicle through which investors can have access to proprietary "defined risk" trading strategies developed by the principals of III.

            (d) During the past five years, neither III or HRO have been convicted in any criminal proceeding.

            (e) During the past five years, neither III or HRO have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

           (f) III is a Nevada general partnership. HRO is a Cayman Island limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

             III and HRO financed the acquisition of the shares of common stock of the Company with working capital.

Item 4.  Purpose of Transaction.

            HRO has acquired the shares for investment purposes. On or about March 3, 1997, HRO entered into an agreement to acquire 93 shares of Series C Preferred Aegis Stock from Nelson Partners and to acquire 93 shares of Series C Preferred Aegis Stock from Olympus Securities, Ltd. at the original par price paid by the two counterparts. On or about March 7, 1997, HRO exercised its right to convert a total of 83 shares of the Series C Preferred Aegis Stock at a 15% discount of the five (5) day prior average NASDAQ closing bid price. HRO acquired 890,704 shares of the Company's common stock at a price of approximately .98 cents per share. As of the same date HRO owned 103 shares of Series C Preferred Aegis Stock, which were convertible into 1,077,368 shares of common stock of Issuer. Subsequently, On December 10, 1997 HRO sold 27,500 shares of common stock at $0.156250 per share and on December 15, 1997 sold 50,000 shares of common stock for $0.09375 per share. Currently, the 106 shares of Series C Preferred Aegis Stock is convertible into 15,957,797 shares of common stock of the Issuer. Accordingly, HRO owned directly and indirectly 16,771,001 shares of common stock, representing 49.99% of the total outstanding common stock, assuming conversion of HRO's Series C preferred stock. Note, however that Aegis does not have sufficient authorized but unissued shares to honor such conversion.

Item 5.  Interest in Securities of the Issuer

           (a) III and HRO are the beneficial owners in the aggregate of 16,771,001 shares of common stock of the Issuer, representing in the aggregate 49.99 percent of such class. HRO is the beneficial owner of 16,771,001 shares of common stock of the Issuer, representing in the aggregate 49.99 percent of such class. HRO is a beneficial owner, in that it has the right to acquire sole voting and investment power within less than sixty (60) days over said securities (since it can terminate III on 30 days' notice to III), of 16,771,001 shares of common stock of the Issuer, representing in the aggregate 49.99 percent of such class.

            (b) III and HRO have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 16,771,001 shares of common stock of the Issuer; HRO has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 16,771,001 shares of common stock of the Issuer; HRO has the contingent sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 16,771,001 shares of common stock of the Issuer. Neither III or HRO are the beneficial owners of any shares of the capital stock of the Issuer in which they share the power to vote or to direct the vote or share the power to dispose or direct the disposition of shares.

           (c) III and HRO have effected the sale of 27,500 common shares at a price of $0.156250 on December 10, 1997 and the sale of 50,000 common shares at a price of $0.09375 on December 15, 1997.

           (d) Not applicable

           (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              III and HRO have no contracts, arrangements, understandings or relationships between themselves with respect to any securities of the Issuer which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Issuer. However, III and HRO have in the past consulted, and can in the future be expected to consult between themselves and with other members of the Issuer's management concerning their respective investments in the Issuer.

Item 7. Material to be filed as Exhibits

           Please see Exhibit "A" attached hereto, which demonstrates the conversion formula for the Preferred Series C Convertible Stock of HRO, as if a transaction had occurred on December 23, 1997.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 2, 1998                      /s/ ROBERT H. FASULO
-----------------------------             -----------------------------------
          Date                                        Signature


                                          -----------------------------------
                                                      Name/Title
                                                Robert H. Fasulo, C.F.O.
                                                 III OFFSHORE ADVISORS

     January 2, 1998                      /s/ ROBERT H. FASULO
-----------------------------             -----------------------------------
          Date                                        Signature


                                          -----------------------------------
                                                      Name/Title
                                                Robert H. Fasulo, C.F.O.
                                                THE HIGH RISK OPPORTUNITIES
                                                HUB FUND LTD.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SECTION 1001)

                       EXHIBIT A TO AMENDED SCHEDULE 13D

                                    --------

                     THE AEGIS CONSUMER FUNDING GROUP, INC.
                      PREFERRED SERIES C CONVERTIBLE STOCK
                    THE HIGH RISK OPPORTUNITY HUB FUND, LTD.
                               CONVERSION FORMULA

Conversion Formula:

Initial date funds were received                 01/30/96
Conversion date                                  12/23/97

Number of Days Outstanding = N                        692
                                            =============

Conversion Price = the lesser of (i) 100% of 6.245 or (ii) .85 times the average Closing Bid Price for the five (5) trading days immediately preceding the date of Conversion.

Closing Bid Averages:

              03/07/97                            0.09375
              03/06/97                            0.09375
              03/05/97                            0.09375
              03/04/97                            0.09375
              03/03/97                            0.09375
                                            -------------
                         Total                       0.47
                                            =============

         5 Day Average                               0.09

                         Times                       0.85
                                            -------------
Therefore Conversion Price =                        0.077
                                            =============

((0.08)*692/365)*(10000)+10000)
-------------------------------
             0.0765

          11,516.71
          ---------         OR                 150,545.26
           0.0765

Number of Common Stock per Share               150,545.26
Number of Preferred Stock                             106
                                            -------------
Common Stock Equivalents                    15,957,797.48
                                            =============
Common Stock to be Issued                      15,957,797
                                            =============